



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Piengchai Pookakupt, Ph.D.
Executive Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 246/2003

August 21, 2003

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.



03029431



RECD S.E.C.
AUG 2 1 2003
1086

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

PROCESSED
AUG 27 2003
THOMSON
FINANCIAL

dlw 8/25

OS026-4-03



KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3462
www.kasikornbank.com Registration No.PCL 105

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Summary Statement of Liabilities and Assets [1/]

As at July 31, 2003

Assets	Baht	Liabilities	Baht
Cash	9,186,899,916.86	Deposits	677,537,873,712.65
Interbank and money market items, net	103,991,125,461.08	Interbank and money market items	4,984,477,214.86
Securities purchased under resale agreements	42,378,000,000.00	Liabilities payable on demand	2,879,800,853.82
Investments, net (with obligations Baht 546,813,958.10)	154,489,350,041.81	Securities sold under repurchase agreements	500,000,000.00
Credit advances (net of allowance for doubtful accounts)	442,395,971,393.78	Borrowings	48,308,770,016.03
Accrued interest receivables	1,542,268,287.69	Bank's liabilities under acceptances	553,954,286.86
Properties foreclosed, net	11,500,849,885.01	Other liabilities	13,198,144,347.56
Customers' liabilities under acceptances	553,954,286.86	Total liabilities	747,962,820,211.63
Premises and equipment, net	21,718,541,863.15		
Other assets	6,604,949,999.74	**Shareholders' equity**	
		Paid-up share capital	
		(registered share capital Baht 26,900,946,800.00)	23,540,654,170.00
		Reserves and net profit after appropriation	16,042,905,730.83
		Other reserves and profit and loss account	6,789,030,686.12
		Total shareholders' equity	46,372,590,586.95
Total Assets	794,335,410,798.58	Total Liabilities and Shareholders' Equity	794,335,410,798.58
Customers' liabilities under unmatured bills	2,750,119,953.70	Bank's liabilities under unmatured bills	2,750,119,953.70
Total	797,085,530,752.28	Total	797,085,530,752.28

	Baht
Non-Performing Loans as at June 30, 2003 (Quarterly)	85,886,842,223.51
(17.23% of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at June 30, 2003 (Quarterly)	38,087,772,248.67
Actual allowace for doubtful accounts	52,611,926,882.09
Loans to related parties	4,884,070,443.90
Loans to related asset management companies	25,220,000,000.00
Loans to related parties due to debt restructuring	3,056,781,610.14
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	19,967,145,600.00
Legal capital fund	82,952,037,915.07
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	3,688,638,904.86
Total liabilities	655,509,256.80
Significant contingent liabilities	
Avals to bills and guarantees of loans	6,580,755,821.03
Letters of credit	8,707,087,215.21

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant